

Mail Stop 6010

November 13, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. James C. Taylor
Chief Executive Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, NJ 08054

      Re: **SL Industries, Inc.**
                 Form 10-K for the year ended December 31, 2006
                 Filed March 26, 2007
                 File No. 1-4987

Dear Mr. Taylor:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Martin F. James
                     Senior Assistant Chief Accountant